

Sun International

FROM: Sun International
          The Bahamas
          Contact: John Allison
          Tel: 242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2001 SECOND QUARTER EARNINGS

PARADISE ISLAND, The Bahamas, August 1, 2001 – Sun International Hotels Limited (NYSE: SIH) reported net income for the quarter, before pre-opening expenses and certain real estate sales on Paradise Island of $21.0 million, compared to recurring earnings of $19.2 million in the same period last year. Earnings per share for the period, excluding pre-opening expenses and certain real estate sales on Paradise Island, were $0.75 compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.53 for the same period last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $21.8 million, compared to net income of $70.5 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and from the expanded Ocean Club.

Paradise Island

The Company's flagship Paradise Island operations generated EBITDA of $42.5 million, a 17% increase over the $36.4 million that was achieved during the same period last year. The property's resort operations performed very well during the quarter. Atlantis recorded an average occupancy level of 89% compared to 92% in the same period last year and grew its average room rate for the quarter by 8% to $261 compared with the same period last year.

The Ocean Club also performed well in the quarter and has begun to establish itself as one of the premier luxury resort hotels in the Caribbean. Despite almost doubling the size of the resort to 106 rooms, the property achieved an average occupancy of 75%, compared to 79% last year, while the average room rate increased by 25% to $632.

Connecticut

The Mohegan Sun Casino recorded growth of 9% in gross operating revenues over the same period last year, as gross revenues for the quarter were $218.9 million compared to $201.5 million in the same period last year. The gross win per slot machine per day for the quarter was $466, versus $497 for the same period last year. The decrease in slot win per unit is attributed to the opening of the Hall of the Lost Tribes smoke-free slot room in April 2001, which added over 630 new slot machines (approximately 20%) to the floor count at the property. The casino's slot revenues grew by 10% versus the same period last year, while the Connecticut slot market increased by 6%. Trading Cove Associates, an entity owned 50% by the Company, receives payments of 5% of gross revenues of the Mohegan Sun. The Company's share of Trading Cove Associate's net income from Mohegan Sun was $6.2 million for the quarter compared to $5.5 million in the prior year.

The development program of the $960 million expansion to the property is running slightly ahead of expectations. The expansion includes 115,000 additional square feet of gaming space, a 10,000-seat events center, additional retail and restaurant facilities, a 1,200-room luxury hotel and a 100,000-square foot convention center. It is anticipated that the new casino will now open in late September 2001 with the hotel and convention center opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

Other Resort Operations

The Company manages six luxury resort hotels in the Indian Ocean and the Middle East. During the quarter, these properties performed well despite some weakness in their European source markets and revenue per available room was similar to the same quarter last year. The Company earned management fees of $1.6 million from these other resort operations in the quarter, which was marginally below the comparable quarter last year due to currency depreciation.

Internet Gaming

As previously announced, the Company has been developing a test site for an Internet gaming venture. The development was completed at the end of the quarter and the site went live early in July 2001, in a test mode. The site has been designed to exclude play from countries where Internet gaming is unlawful, including the United States. The Company is now operating the site in a test mode and will monitor the progress of the site with the intention of launching the site as a fully-fledged operation later this year. During the period, the costs related to the test site were expensed as pre-opening expenses.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at 242.363.6016

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached)

Sun International Hotels Limited
Condensed Consolidated Statements of Operations
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2001	2000	2001	2000
Revenues:				
Casino and resort revenues	$ 136,153	$ 198,391	$ 287,946	$ 399,263
Less: promotional allowances	(5,663)	(13,667)	(14,464)	(28,745)
	130,490	184,724	273,482	370,518
Tour operations	10,085	7,305	20,711	15,926
Management and other fees	8,207	8,921	18,323	16,670
Real estate related	2,893	96,091	7,757	96,091
Other	993	729	1,764	1,458
	152,668	297,770	322,037	500,663
Expenses:				
Casino and resort expenses	68,643	116,256	140,579	228,414
Tour operations	8,643	6,478	18,041	14,447
Selling, general and administrative	20,901	25,650	42,628	51,055
Real estate related	1,045	25,894	2,311	25,894
Corporate expenses	6,221	6,398	12,213	12,192
Depreciation and amortization	12,611	14,923	24,116	29,278
Write-off of Desert Inn costs	-	11,202	-	11,202
Transactions costs	-	7,014	-	7,014
Pre-opening expenses	1,098	659	4,355	690
	119,162	214,474	244,243	380,186
Operating income	33,506	83,296	77,794	120,477
Other income and expenses:				
Interest income	1,521	1,131	4,270	1,972
Interest expense, net of capitalization	(12,626)	(11,844)	(26,836)	(23,320)
Equity in earnings (loss) of associated companies	981	(131)	2,804	1,014
Other, net	(60)	-	(60)	-
Income before income taxes	23,322	72,452	57,972	100,143
Provision for income taxes	(1,527)	(1,979)	(2,954)	(2,333)
Net income	$ 21,795	$ 70,473	$ 55,018	$ 97,810
Diluted earnings per share	$ 0.78	$ 2.14	$ 1.99	$ 2.96
Weighted average number of shares outstanding (1)	27,931	32,978	27,685	33,010

(1) Includes the effect of outstanding stock options.

Sun International Hotels Limited
Summary Segment Data
(In Millions)
(Unaudited)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,		
	2001		2000	2001		2000
Paradise Island Operations						
Gross revenues (1)	$	136.1	$ 123.7	$ 287.9	$	262.6
Casino		31.4	30.8	73.8		74.6
Hotel (2)		104.7	92.9	214.1		188.0
EBITDA (3)	$	42.5	$ 36.4	$ 93.3	$	84.2
Atlantis						
Occupancy rate		89%	92%	90%		88%
Average room rate	$	261	$ 241	$ 273	$	263
Resorts Casino Hotel						
Gross revenues	$	-	$ 74.7	$ -	$	136.7
Casino		-	62.0	-		113.5
Hotel		-	12.7	-		23.2
EBITDA	$	-	$ 7.9	$ -	$	9.2

(1) The three month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $2.9 million and $96.1 million, respectively. The six month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $7.8 million and $96.1 million, respectively.

(2) Excludes results of the Company's wholly owned tour operator.

(3) The three month period presented for 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $1.8 million and $70.2 million , respectively, and excludes pre-opening expenses of $-0- and $0.7 million, respectively. The six month period of 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $5.4 million and $70.2 million, respectively, and excludes pre-opening expenses of $1.6 million and $0.7 million, respectively.